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Independent auditor's report on the report of the Board of Directors of Forward Pharma A/S on significant events since the presentation of the latest annual report

To the Danish Business Authority and the shareholders of Forward Pharma A/S, CVR no. 28865880

Introduction

As required by section 156(2)(iii) of the Danish Companies Act, we have examined the accompanying report of the Board of Directors of Forward Pharma A/S (the "Company") for the purpose of issuing a report to the effect that nothing has come to our attention that causes us to believe that the report of the Board of Directors does not include information on events of "significant importance to the Company's position" which have occurred subsequent to the presentation of the annual report for 2016 at 17 April 2017 and up to 13 July 2017.

The report of the Board of Directors is prepared in accordance with section 156(2)(iii), cf. section 185, of the Danish Companies Act.

In this assurance engagement, events of "significant importance to the Company's position" means events that could be assumed to be of decisive importance to the Company's financial position.

The degree of assurance expressed in our report is limited.

Our report has been prepared under Danish law for the sole purpose of meeting the requirement in section 156(2)(iii) of the Danish Companies Act and cannot be used for any other purpose.

The Board of Director's responsibilities

It is the responsibility of the Board of Directors to prepare a report that discloses information about all events of significant importance to the Company's financial position which have occurred subsequent to the presentation of the most recent annual report. The Board of Directors is also responsible for such internal control as the Board of Directors determines is necessary to enable the preparation of a report that is free from material misstatement, whether due to fraud or error.

Auditor's responsibilities

Our responsibility is to express a conclusion on the report based on our examination.

We performed our procedures in accordance with ISAE 3000, "Assurance Engagements Other than Audits or Reviews of Historical Financial Information", and additional requirements under Danish audit legislation to obtain limited assurance for our conclusion.

Ernst & Young Godkendt Revisionspartnerselskab is subject to the International Standard on Quality Control (ISQC) 1 and thus uses a comprehensive quality control system, documented policies and procedures regarding compliance with ethical requirements, professional standards, applicable requirements of Danish law and other regulations.

We complied with independence requirements and other ethical standards under FSR - Danish Auditors' Code of Ethics for Professional Accountants, which rely on general principles regarding integrity, objectivity, professional competence and due care, confidentiality and professional conduct.

As part of our examination, we read the information disclosed in the report of the Board of Directors as well as the information in respect of events subsequent to 31 December 2016 disclosed in the annual report for 2016 and compared this information to the Company's accounting records as at 30 June 2017 and discussed the information in the report with the Company's Management.

The assurance obtained is limited compared to a reasonable assurance engagement, as our work is limited primarily to inquiries of the Company's Management and employees and analytical procedures.

We believe that our procedures provide a sufficient basis for our conclusion.

The procedures performed in connection with our examination are less than those performed in connection with a reasonable assurance engagement. Consequently, the degree of assurance for our conclusion is substantially less than the assurance which would be obtained had we performed a reasonable assurance engagement.

Conclusion

Based on the work performed, nothing has come to our attention that causes us to believe that the report of the Board of Directors of the Company does not include information on events of significant importance to the Company's financial position which have occurred subsequent to the presentation of the annual report for 2016 at 17 April 2017 and up to 17 July 2017, cf. section 156(2)(ii) of the Danish Companies Act.

Frederiksberg, 18 July 2017
ERNST & YOUNG
Godkendt Revisionspartnerselskab
CVR no. 30 70 02 28

Claus Kronbak
State Authorised
Public Accountant